FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 18, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CURRENT TECHNOLOGY CORPORATION

AUDIT COMMITTEE CHARTER

June 27, 2002

I.	GENERAL FUNCTIONS, AUTHORITY, AND ROLE The audit committee is a committee of the board of directors. Its primary function shall be to assist the board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the systems of internal controls that management and the board of directors have established, and the company's audit process.

     The audit committee shall have the power to conduct or authorize investigations into any matters within the committee's scope of responsibilities. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the audit committee shall have the authority to retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the company, its outside legal counsel or outside auditor to attend a meeting of the audit committee or to meet with any members of, or consultants to, the audit committee.

     The company's outside auditor shall ultimately be accountable to the board of directors and to the audit committee, as representatives of the shareholders, and the board of directors and audit committee shall have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor, or to nominate the outside auditor to be proposed for shareholder approval. In the course of fulfilling its specific responsibilities hereunder, the audit committee shall strive to maintain an open avenue of communication between the company's outside auditor and the board of directors.

     The responsibilities of a member of the audit committee shall be in addition to such member's duties as a member of the board of directors.

     While the audit committee shall have the responsibilities and powers set forth in this charter, it shall not be the duty of the audit committee to plan or conduct audits or to determine whether the company's financial statements are complete, accurate, or in accordance with generally accepted accounting principles. These are the responsibilities of management and the outside auditor. Nor shall it be the duty of the audit committee to conduct investigations, to resolve disagreements, if any, between management and the outside auditor, or to assure compliance with laws and regulations or the company's own policies or code of conduct.

II. MEMBERSHIP

     The membership of the audit committee shall consist of at least three members of the board of directors who shall serve at the pleasure of the board of directors. A majority of the audit committee must be comprised of independent directors; the committee chair must be an independent director.

     Audit committee members and the committee chair shall be designated by the full board of directors.

III. RESPONSIBILITIES

The responsibilities of the audit committee shall be as follows:

A.	GENERAL
1.	Meet at least four times per year, and more frequently as circumstances or the obligations of the audit committee require.

     2. Report audit committee actions to the board of directors with such recommendations as the committee may deem appropriate.

     3. Annually review and reassess the adequacy of this charter and submit any modifications to the board of directors for approval.

     4. Perform such functions as may be assigned by law, the company's certificate of incorporation or bylaws, or the board of directors.

B.	OUTSIDE AUDITOR
1.	As necessary, consider with management and the outside auditor the rationale for employing audit firms other than the principal outside auditor.

     2. Recommend to the board of directors the outside auditor to be nominated, approve the compensation of the outside auditor, and, as necessary, review and approve the discharge of the outside auditor.

     3. Take reasonable steps to confirm the independence of the outside auditor, which shall include (a) ensuring receipt on a periodic basis from the outside auditor a formal written statement delineating all relationships between the outside auditor and the company, consistent with Independence Standards Board Standard No. 1, (b) actively engaging in a dialogue with the outside auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditor, and (c) as necessary, taking, or recommending that the board of directors take, appropriate action to oversee the independence of the outside auditor.

     4. In performing Item 3 above, the audit committee shall consider whether the outside auditor's provision of financial systems design and implementation services and any other non-audit services is compatible with the independence of the outside auditor.

C.	AUDIT PROCESS AND RESULTS
1.	Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

     2. Review with the outside auditor the coordination of the audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

3.	Consider and review with the outside auditor:
	a.	The adequacy of the company's internal controls including

computerized information system controls and security.

     b. Any related significant findings and recommendations of the outside auditor together with management's responses thereto.

     c. The matters required to be discussed by Statement on Auditing Standards No. 61, as the same may be modified and supplemented from time to time.

     4. Review and discuss with management and the outside auditor at the completion of the annual examination:

a.	The company's audited financial statements and related footnotes.
b.	The outside auditor's audit of the financial statements and their report thereon.

c.	Any significant changes required in the outside auditor's audit plan.
d.	Any serious difficulties or disputes with management encountered during the course of the audit.

     e. Other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.

5.	Consider and review with management:
	a.	Significant findings during the year and management's responses thereto.

     b. Any difficulties encountered in the course of the outside auditor's audits, including any restrictions on the scope of their work or access to required information.

c. Any changes required in the planned scope of the audit plan.

     6. Inquire of management and the outside auditor about significant risks or exposures and assess the steps management has taken to minimize such risks to the company.

     7. Meet with the outside auditor and management in separate executive sessions to discuss any matters that the committee or these groups believe should be discussed privately with the audit committee.

D.	REGULATORY COMMISSION FILINGS
1.	Review filings with the Securities and Exchange Commission and the

British Columbia Securities Commission and other published documents containing the company's financial statements.

     2. Review and approve the report required to be included in the company's annual proxy statement.

E.	INTERNAL CONTROLS AND LEGAL MATTERS
1.	Review the company's policies and procedures with respect to officers'

expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the outside auditor.

     2. Review legal and regulatory matters that may have a material impact on the financial statements and review related company compliance policies.

3. Review and approve material related party transactions.

CURRENT TECHNOLOGY CORPORATION/
CORPORATION TECHNOLOGIE AU COURANT

Suite 1430 - 800 West Pender Street
Vancouver, BC V6C 2V6
Telephone (604) 684-2727

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of the shareholders of Current Technology Corporation/Corporation Technologie Au Courant (the "Corporation") will be held at the offices of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia on Friday, June 17, 2005 at 2:00 p.m. for the following purposes:

1.

To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2004 together with the auditor's report thereon.

2.

To appoint HLB Cinnamon, Jang, Willoughby & Company, Chartered Accountants, as the auditor of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To elect six directors for the ensuing year.

4.

To ratify the adoption of the 2004 Stock Option and Stock Bonus Plan.

5.

To approve generally, the granting of incentive stock options, both within and outside of the 2004 Stock Option and Stock Bonus Plan. and to approve the exercise of any stock options granted to insiders.

6.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has fixed May 18, 2005 as the Record Date for determining the shareholders who are entitled to receive notice and vote at the Meeting.

Shareholders unable to attend the meeting in person are requested to read the enclosed Proxy Circular and Proxy and then complete and deposit the Proxy in accordance with its instructions. Unregistered shareholders must deliver their completed proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

DATED at Vancouver, British Columbia the 18th day of May, 2005

ON BEHALF OF THE BOARD OF DIRECTORS

"Robert K. Kramer"

Robert K. Kramer, President

Computershare Investor Services Inc.

Stock Transfer Services

Montreal Trust Centre

510 Burrard Street Vancouver, British Columbia

Canada V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

May 24, 2005

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject:

Current Technology Corporation

We confirm that the following material was sent by pre-paid mail on May 20th, 2005 to the registered shareholders of Common shares of the subject Corporation:

A Notice of Annual and Special Meeting / Proxy Circular B Proxy

C Supplemental Mailing List Return Card D Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to

Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus" Mailing Specialist

Stock Transfer, Client Services

Telephone: 604.661.9400 (ext 4504)

Fax: 604.661.9401

CURRENT TECHNOLOGY CORPORATION
CORPORATION TECHNOLOGIE AU COURANT

PROXY CIRCULAR

(As at May 18, 2005 and in Canadian dollars except where indicated)

SOLICITATION OF PROXIES

This Proxy Circular is furnished in connection with the solicitation of Proxies by the management of Current Technology Corporation / Corporation Technologie Au Courant (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder or proxyholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) whereupon each shareholder or proxyholder is entitled to one vote for each share held or represented, respectively. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 66-2/3% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or officers of the Corporation. A registered shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on their behalf at the Meeting other than the persons named in the Proxy as proxyholders. To exercise this right, the registered shareholder or intermediary must strike out the names of the persons named in the Proxy as proxyholders and insert the name of their nominee in the space provided or complete another Proxy.

A registered shareholder or intermediary acting on behalf of an unregistered shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll requested or required (for the reason described above) those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a registered shareholder or intermediary acting on behalf of an unregistered shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of an unregistered shareholder or by the registered shareholder or their attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and, in either case, accompanied by a certified directors' resolution authorizing its execution.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Corporation's transfer agent in accordance with the instructions contained in the Proxy. Unregistered shareholders must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

It is not intended to use the proxies for the purpose of voting on the Corporation's audited financial statements for the most recently completed financial year, the directors' reports nor the auditor's report.

REVOCATION OF PROXIES

A registered shareholder or an intermediary acting on behalf of an unregistered shareholder has the power to revoke a Proxy previously given by them. Revocation can be effected by an instrument in writing (including a Proxy bearing a later date) signed by the intermediary or registered shareholder or their attorney authorized in writing and in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered (and, in the case of a corporate shareholder, accompanied by a certified directors' resolution authorizing its execution) to the office of the Corporation located at Suite 1430 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the hour of commencement on the day of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Corporation, any person who has held such a position since the beginning of the last completed financial year of the Corporation, any proposed nominee for election as a director of the Corporation nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting (other than the election of directors) except for the current and future directors and senior officers of the Corporation inasmuch as they may be granted options to purchase shares of the Corporation pursuant to applicable securities laws.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation was continued under the Canada Business Corporations Act on May 13, 2004.  The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of Class "A" Preference shares.  As at May 18, 2005, there were 67,190,023 common shares issued and outstanding and no Class "A" Preference shares issued and outstanding.   Only shareholders of record at 4:30 p.m. (Vancouver time) on May 18, 2005, who either personally attend the Meeting or who have completed and delivered a valid form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the Meeting.

Each common share carries one vote at all meetings of shareholders, participates rateably in dividends declared by the directors on the shares and is entitled, on the liquidation, dissolution, winding-up or other distribution of assets of the Corporation for the purpose of winding-up its affairs, to a pro rata share of the assets of the Corporation after payment of all liabilities and obligations of the Corporation.

To the knowledge of the directors and senior officers of the Corporation, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation which have the right to vote in all circumstances:

Name	Number of Shares(1)	Percentage of Outstanding Shares
Keith Denner	14,112,266	21%
CDS & Co.	19,316,860	28.75%
CEDE & Co.	15,426,621(2)	22.96%

Notes:

(1)

This information has been provided by the Corporation's transfer agent, Computershare Trust Company of Canada.

(2)

The Corporation understands that of the 15,426,621 shares registered in the name of CEDE & Co., approximately 867,000 are or may be beneficially owned by Mr. Denner (in addition to the 14,112,266 shares registered in his name).

ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of a minimum of three and a maximum of nine directors.  The number of directors is presently fixed at six and the provisions set out below are management nominees to the board.

The Corporation's management proposes to nominate the persons named in the following table for election as directors of the Corporation to fill such positions. Each director elected will hold office until the next Annual Meeting or until the director's successor is duly elected or appointed, unless the director's office is earlier vacated in accordance with the Bylaws of the Corporation or the director becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them.

Name and Present Position with the Corporation	Present Principal Occupation	Director Since	Shares Owned(1)
Anne Kramer(2) Chairman, Secretary and Director	Chairman, Secretary and a director of the Corporation.	April 16, 1987	87,152 direct 2,422,369 indirect(4)
Robert Kramer(2)(3) President, Chief Executive Officer and Director	President, Chief Executive Officer and director of the Corporation. Chartered Accountant from 1973 to present and Certified Public Accountant from 2000 to present.	April 16, 1987	17,185 direct 2,422,369 indirect(4)
Peter W. Bell(3) Director	Vice-President of Medical Affairs (retired June 30, 1992) and director of the Corporation.	November 8, 1988	47,952 direct
Anthony J. Harrison(2) Chief Operating Officer and Director	Chief Operating Officer and director of the Corporation.	June 30, 1994	Nil
Eldon K. Heppner(3) Director	Chartered Accountant from 1974 to present. Chief Executive Officer of the Real Security Company Ltd. from January, 2004 to present.	April 5, 2002	349,250 direct 169,300 indirect(5)
George A. Chen Chief Financial Officer and Director	Chartered Accountant from 1963 to present, Chief Financial Officer and director of the Corporation.	May 17, 2004	50,000

Notes:

(1)

The information as to shareholdings has been furnished by the respective nominees.

(2)

Member of the Executive Committee.

(3)

Member of the Corporation's Audit Committee.

(4)

Of the 2,422,369 shares indirectly held by Robert Kramer and Anne Kramer, 2,015,000 shares are owned by 314613 BC Ltd., 365,053 shares are owned by 335372 BC Ltd. and 42,316 shares are owned by Harrison Kramer Corporation.  Each of these three companies are owned as to 50% each by Anne Kramer and Robert Kramer.

(5)

Of the 169,300 shares indirectly held by Eldon Heppner, 93,300 are owned by Heppner Holdings Ltd. and 76,000 shares are owned by BJD Management Investments Ltd.

Pursuant to the provisions of the Canada Business Corporations Act the Corporation is required to have an Audit Committee composed of not less than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.  The members of the Audit Committee are indicated above.  The Corporation also has an Executive Committee whose members are indicated above.

Other than as described below, no proposed director:

(a)

is, as at the date of this Proxy Circular, or has been, within 10 years before the date of this Proxy Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Anne Kramer, Robert Kramer, Anthony Harrison and Peter Bell

On July 12, 1995 a Cease Trade Order was issued by the British Columbia Securities Commission as a result of the Corporation's failure to file financial statements for the year ended December 31, 1994 and the three months ended March 31, 1995.  The Cease Trade Order was revoked on October 11, 1995 and the Corporation recommenced trading on February 28, 1996.

IVS Intelligent Vehicle Systems Inc. ("IVS")

On March 11, 2003 a Cease Trade Order was issued by the British Columbia Securities Commission as a result of IVS's failure to file financial statements for the fiscal year ended December 31, 2002.  On February 14, 2003 the securities of the IVS were halted by the TSX Venture Exchange (the "Exchange").  Subsequently on March 3, 2003, IVS was suspended from the Exchange for failing to pay annual sustaining fees and the common shares of IVS were delisted from the Exchange effective June 16, 2004.  Mr. Robert Kramer was a non-executive director of IVS from April 25, 2000 to February 24, 2003.  Mr. Eldon Heppner was an officer and a director of IVS from July 14, 2000 to February 24, 2003.

EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation's last completed financial year (which ended December 31, 2004).

Compensation of Executive Officers

The Corporation currently has two executive officers, Mr. Robert K. Kramer, President and Chief Executive Officer ("CEO") and Mr. George A. Chen, Chief Financial Officer ("CFO").  Ms. Anne Kramer served as President and CEO until July 5, 2004.

The following table presented in accordance with the regulations of the Securities Act (British Columbia), sets out all compensation awarded to, earned by or paid to the CEO and CFO for the three most recently completed financial years.

Summary Compensation Table

Name & Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation (4)	Awards		Payouts
					Securities Under Options & SARs(1) Granted (#)	Shares or Units subject to Resale Restrictions	LTIP(2) Payouts ($)
Robert K. Kramer(3) President and CEO	2004	48,000	nil	nil	nil	nil	nil	nil
Robert K. Kramer(6) (former CFO)	2004 2003 2002	48,000 96,000 96,000	nil nil nil	nil nil 185,000(7)	nil nil nil	nil nil nil	nil nil nil	nil nil 23,736(8)
George A. Chen(4) CFO	2004	2,000	nil	nil	250,000	nil	nil	nil
Anne Kramer(5) (former President and CEO)	2004 2003 2002	49,500 99,000 109,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

SAR (stock appreciation right) means a right, granted by the Corporation or any of its subsidiaries as compensation for services rendered or in connection with an office or employment, entitling the holder to receive a payment of cash or an issue or transfer of securities based wholly or partly on changes in the trading price of publicly traded shares. The Corporation has not granted any SARs. Amounts shown are in respect of stock options only.

(2)

LTIP (long-term incentive plan) means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Corporation or an affiliate of the Corporation, the price for the Corporation's securities or any other measure, but does not include stock option or SAR plans or plans for compensation through restricted shares or restricted share units. The Corporation does not have any LTIPs.

(3)    Mr. Kramer was appointed President and CEO of the Corporation effective July 5, 2004.

(4)

Mr. Chen was appointed CFO of the Corporation effective July 5, 2004.

(5)    Ms. Kramer resigned as President and CEO of the Corporation on July 5, 2004.

(6)

Mr. Kramer served as the Corporation's CFO from April 16, 1987 to July 5, 2004.

(7)

$89,000 represent unpaid fiscal year ended 2000 salary and $96,000 represent fiscal year ended 2001 unpaid salary.

(8)

This amount represents interest on unpaid salary.

Long Term Incentive Plans (LTIP) Awards

The Corporation does not have LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (where performance is measured by reference to financial performance or the price of the Corporation's securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Pension Plans

The Corporation does not have any pension or other retirement compensation plans.

Option Grants During the Most Recently Completed Financial Year

From time to time the Corporation grants incentive stock options to directors, officers, employees and promoters of the Corporation.  On September 2, 2004, the Corporation adopted the 2004 Stock Option and Stock Bonus Plan (the "Plan") with a maximum of 3,000,000 shares of common stock of the Corporation reserved for issuance upon the exercise of options or stock bonuses that may be issued under the Plan.  The Plan provides certain tax and other benefits to US resident recipients..  An aggregate of 500,000 incentive stock options were granted outside of the Plan and 700,000 incentive stock options and 875,750 stock bonuses have been granted under the Plan.  See "Ratification of Current Stock Option Plan".  Notwithstanding the adoption of the Plan, the Corporation continues to reserve the right to grant stock options outside of the Plan.  While not subject to any specific restrictions outside of the Plan, the Corporation generally has a policy of not granting options in excess of  approximately 10% of the Corporation's issued and outstanding share capital (inclusive of options granted within and outside of the Plan).

The 700,000 options granted under the Plan are also subject to vesting periods as follows:

(a)

500,000 vesting over two years.  To date, 150,000 of these options have been vested, leaving a balance of 350,000, to vest as to 50,000 in each of June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006 and 100,000 to vest on September 30, 2006.

(b)

200,000 vesting as to 50,000 each quarter.  To date, 50,000 of these options which have been vested leaving a balance 150,000 to vest as to 50,000 in each of June 30, 2005, September 30, 2005 and December 31, 2005.

The Corporation granted a total of 250,000 stock options during the most recently completed financial year to the Named Executive Officers.

Named Executive Officers	Securities under Options/SARs Granted (#)	Per cent of Total Options/SARs Granted to Employees in Financial year	Exercise or Base Price ($/ Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
George A. Chen	100,000 150,000	11.11% 16.67%	US$0.23 US$0.26	US$0.23 US$0.26	May 17, 2010 July 5, 2010

At the Meeting, management will seek ratification of the Corporation's Stock Option Plan adopted by the Board of Directors of the Corporation on September 2, 2004.

Aggregate Options Exercised in Last Financial Year and Financial Year-End Option Values

The Named Executive Officers did not exercise any options in respect of the Corporation's shares during the most recently completed financial year.

Termination of Employment, Change in Responsibility and Employment Contracts

The Corporation does not have any employment or consulting contracts.

Compensation of Directors

Other than stock options to purchase shares of the Corporation which are granted to the Corporation's directors from time to time, the Corporation does not have any arrangements pursuant to which directors are remunerated by the Corporation or any of its subsidiaries for their services in their capacities as directors, consultants or experts.

AUDIT COMMITTEE

Overview

The Audit Committee is principally responsible for:

(a)

recommending to the Corporation's Board of Directors the external auditor to be nominated for election by the Corporation's shareholders at each annual general meeting and negotiating the compensation of such external auditor;

(b)

overseeing the work of the external auditor;

(c)

reviewing the Corporation's annual and interim financial statements, Management Discussion & Analysis (MD&A) and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation;

(d)

reviewing the Corporation's financial reporting procedures and internal controls to ensure adequate procedures are in place for the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

The Audit Committee's Charter

The Corporation's Board of Directors have adopted a Charter for the Audit Committee which sets out the Committee's mandate, organization, powers and responsibilities.  The complete Charter is attached as Schedule "A" to this Proxy Circular.

Composition of the Audit Committee

The Audit Committee consists of three directors.  The following table sets out their names and whether they are "independent" and "financially literate".

Name of Member	Independent(1)	Financially Literate(2)
Robert K. Kramer	No	Yes
Peter W. Bell	Yes	Yes
Eldon K. Heppner	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any director or indirect 'material relationship' with the Corporation.  A material relationship is a relationship which could, in the view of the Board of Directors of the Corporation, reasonably interfere with the exercise of a member's independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Multilateral Instrument 52-110 Audit Committees ("MI 52-110") of various Canadian securities administrators exempts the members of the Corporation's Audit Committee from being independent and financially literate since the Corporation is a venture issuer (as defined in National Instrument 51-102).

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation's Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III B entitled "Outside Auditor" of the Charter.

External Auditor Services Fees (By Category)

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2004	16,100	2,137	850	nil

(1)

The aggregate fees billed by the Corporation's auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Corporation's auditor that are reasonably to the performance of the audit or review of the Corporation's financial statements and are not disclosed in the "Audit Fees" column.

(3)

The aggregate fees billed for professional services rendered by the Corporation's auditor for tax compliance, tax advice, and tax planning.

(4)

Auditors' review of stock based compensation and convertible debenture calculations.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation has only one equity compensation plan which is the stock option plan (the "Plan") adopted by the Board of Directors of the Corporation on September 2, 2004, and which is described in more detail, in this Proxy Circular, under the heading "Ratification of Current Stock Option Plan".  The Corporation may also grant, from time to time, options outside of the Plan.

The information required to be disclosed under this section in contained in the Corporations Annual Financial Statements and in the Management's Discussion and Analysis filed in SEDAR on April 27, 2005.

INDEBTEDNESS OF DIRECTORS AND EXCUTIVE OFFICERS

None of the directors, executive officers or senior officers of the Corporation, persons who were directors, executive officers or senior officers of the Corporation at any time during the Corporation's last completed financial year, the proposed nominees for election as directors of the Corporation nor any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary.

INTEREST OF INFORMED PERSONS 1N MATERIAL TRANSACTIONS

Other than disclosed below, there are no material interest, direct or indirect, of current directors, executive officers, or any shareholder who beneficially owns, directly or indirectly, more than ten percent of the outstanding common shares, or any know associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Corporation.

Other Interests

None of the directors or senior officers of the Corporation, any proposed nominee for election as a director of the Corporation, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation except as disclosed in this Proxy Circular.

REMUNERATION AND APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy will vote for the appointment of HLB Cinnamon, Jang, Willoughby & Company, Chartered Accountants, of Suite 900 - 4720 Kingsway, Burnaby, British Columbia, as the Corporation's auditor to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors.  HLB Cinnamon, Jang, Willoughby & Company were first appointed the Corporation's auditor on June 29, 2001.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other than as disclosed in this Proxy Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

In addition to the ordinary business to be conducted at the Meeting approval of the Corporation's shareholders is being sought for the following matters.

Ratification of Current Stock Option Plan

The Board of Directors of Corporation adopted the 2004 Stock Option and Stock Bonus Plan (the "Plan"), under which a maximum of 3,000,000 shares of common stock will be reserved to be issued upon the exercise of options ("Options") or the grant of stock bonuses ("Bonuses").  The Plan includes two types of Options. Options intended to qualify as incentive stock options under Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code") are referred to as "Incentive Options."  Options which are not intended to qualify as Incentive Options are referred to as "Non-Qualified Options." Bonuses, which may also be granted under the Plan, are the outright issuance of shares of Common Stock.  A copy of the 2004 Stock Option and Stock Bonus Plan will be available for your review at the Meeting and will also be filed after the Meeting on SEDAR at www.sedar.com.  The following summary is qualified by reference to that Plan.

Shareholder approval of the Plan will be sought to permit the issuance of Options which will qualify as Incentive Options pursuant to the Code. The Plan is intended to provide incentives to officers, employees and other persons, including consultants, advisers and Board members, who contribute to the success of Corporation by offering them the opportunity to acquire an ownership interest in it.  The Board of Directors believes that this also will help to align the interests of our management and employees with the interests of shareholders.  The terms of the Plan concerning the Incentive Options and Non-Qualified Options are substantially the same except that only employees of Corporation or its subsidiaries are eligible to receive Incentive Options. Non-Qualified Options may be granted to employees, officers and consultants of Corporation.

The number of shares reserved for issuance under the Plan is a maximum aggregate so that the number of Incentive Options and/or Non-Qualified Options that may be granted reduces the number of Bonuses which may be granted, and vice versa.

Administration of the Plan

The Plan is administered by the Board of Directors (the "Board").  In addition to determining who will be granted Options or Bonuses, the Board has the authority and discretion to determine when Options and Bonuses will be granted and the number of Options and Bonuses to be granted.  The Board also may determine a vesting and/or forfeiture schedule for Bonuses and/or Options granted, the time or times when each Option becomes exercisable, the duration of the exercise period for Options and the form or forms of the agreements, certificates or other instruments evidencing grants made under the Plan. The Board may determine the purchase price of the shares of common stock covered by each Option and determine the Fair Market Value per share.  The Board also may impose additional conditions or restrictions not inconsistent with the provisions of the Plan.  The Board may adopt, amend and rescind such rules and regulations as in its opinion may be advisable for the administration of the Plan.  If the number of shares reserved under the Plan is increased by the Board, Shareholder approval must be obtained on the amendment to increase the shares reserved.

The Board also has the power to interpret the Plan and the provisions in the instruments evidencing grants made under it, and is empowered to make all other determinations deemed necessary or advisable for the administration of it.

Eligibility

Participants in the Plan may be selected by the Board from employees, officers and directors of, and consultants and advisors to, the Corporation and its subsidiary and affiliated companies.  The Board may take into account the duties of persons selected, their present and potential contributions to the success of the Corporation and such other considerations as the Board deems relevant to the purposes of the Plan.

The grant of Options or Bonuses under the Plan does not confer any rights with respect to continuation of employment, and does not interfere with the right of the recipient or the Corporation to terminate the recipient's employment, although a specific grant of Options or Bonuses may provide that termination of employment or cessation of service as an employee, officer, or consultant may result in forfeiture or cancellation of all or a portion of the Bonuses or Options.

Adjustment

In the event a change, such as a stock split, is made in our capitalization which results in an exchange or other adjustment of each share of Common Stock for or into a greater or lesser number of shares, appropriate adjustments will be made to unvested Bonuses and in the exercise price and in the number of shares subject to each outstanding Option.  The Board also may make provisions for adjusting the number of Bonuses or underlying outstanding Options in the event we effect one or more reorganizations, recapitalizations, rights offerings, or other increases or reductions of shares of our outstanding Common Stock.  Options and Bonuses may provide that in the event of the dissolution or liquidation of Corporation, a corporate separation or division or the merger or consolidation of Corporation, the holder may exercise the Option on such terms as it may have been exercised immediately prior to such dissolution, corporate separation or division or merger or consolidation; or in the alternative, the Board may provide that each Option granted under the Plan shall terminate as of a date fixed by the Board.

Other Provisions

The exercise price of any Option granted under the Plan must be no less than 100% of the "fair market value" of our Common Stock on the date of grant.  Any Incentive Stock Option granted under the Plan to a person owning more than 10% of the total combined voting power of the Common Stock shall be at a price of no less than 110% of the Fair Market Value per share on the date of grant.

The exercise price of an Option may be paid in cash, in shares of our Common Stock or other property having a fair market value equal to the exercise price of the Option, or in a combination of cash, shares and property.  The Board shall determine whether or not property other than cash or Common Stock may be used to purchase the shares underlying an Option and shall determine the value of the property received.

United States Income Tax Consequences of the Plan

The Incentive Options issuable under the Plan are structured to qualify for favorable tax treatment to recipients provided by Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").  Pursuant to Section 422 of the Code, Optionees will not be subject to federal income tax at the time of the grant or at the time of exercise of an Incentive Option.  In addition, provided that the stock underlying the Option is not sold within two years after the grant of the Option and is not sold within one year after the exercise of the Option, then the difference between the exercise price and the sales price will be treated as long-term capital gain or loss.  An Optionee also may be subject to the alternative minimum tax upon exercise of his Options.  We will not be entitled to receive any income tax deductions with respect to the granting or exercise of Incentive Options or the sale of the Common Stock underlying the Options.  The exercise price of Incentive Options granted cannot be less than the fair market value of the underlying Common Stock on the date the Options were granted.  In addition, the aggregate fair market value (determined as of the date an Option is granted) of the Common Stock underlying the Options granted to a single employee which become exercisable in any single calendar year may not exceed the maximum permitted by the Code for Incentive Options.  This amount currently is $100,000.  No Incentive Option may be granted to an employee who, at the time the Option would be granted, owns more than ten percent of the outstanding stock of Corporation unless the exercise price of the Options granted to the employee is at least 110 percent of the fair market value of the stock subject to the Option and the Option is not exercisable more than five years from the date of grant.

Non-Qualified Options will not qualify for the special tax benefits given to Incentive Options under Section 422 of the Code.  An Optionee does not recognize any taxable income at the time he or she is granted a Non-Qualified Option.  However, upon exercise of the Option, the Optionee recognizes ordinary income for federal income tax purposes measured by the excess, if any, of the then fair market value of the shares over the exercise price.  The ordinary income recognized by the Optionee will be treated as compensation and will be subject to income tax withholding by the Corporation (if any employee) or self-employment tax (if a non-employee).  Upon an Optionee's sale of shares acquired pursuant to the exercise of a Non-Qualified Option, any difference between the sale price and the fair market value of the shares on the date when the Option was exercised will be treated as long-term or short-term capital gain or loss.  Upon an Optionee's exercise of a Non-Qualified Option, we will be entitled to a tax deduction in the amount recognized as ordinary income to the Optionee (provided that the we effect withholding with the respect to the deemed compensation if the Optionee is an employee).

With respect to Bonuses, generally, a grantee will recognize as ordinary income the fair market value of the Bonuses as of the date of receipt. If the grantee is an employee, then the grant is compensation and will be subject to income tax withholding by us (if an employee) or self-employment tax (if a non-employee).

Granting of Stock Options under the Plan

Shareholders of the Corporation will be asked to ratify and approve the 2004 Stock Option and Stock Bonus Plan and to pass an ordinary resolution to authorize directors of the Corporation to grant stock options within and outside of the Plan to directors, officers, employees, promoters and consultants under exemptions available to the Corporation under the Securities Act (British Columbia).

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxies solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxies.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com   Shareholders may contact the Corporation at Suite 1430 - 800 West Pender Street, Vancouver, BC V6C 2V6 by mail, fax 604.684.0526, telephone 604.684.2727 or via e-mail at corpsec@current-technology.com  to request copies of the Corporation's financial statements and MD&A.

Financial Information for the Corporation's most recently completed financial  year is provided in its comparative financial statements and MD&A which are filed on SEDAR.

CERTIFICATE OF BOARD OF DIRECTORS

The undersigned hereby certifies that the contents and the sending of this management Proxy Circular have been approved and authorized by the directors of the Corporation.

DATED at Vancouver, British Columbia this 18th day of May, 2005

ON BEHALF OF THE BOARD OF DIRECTORS

"Robert Kramer"

(signed) ROBERT K. KRAMER
President

Current Technology Corporation/
Corporation Technologie Au Courant

Request for Interim/Annual Financial Statements

National Instruments 51-102 and 54-101 provide both registered holders and beneficial owners of an issuer's securities with the opportunity to elect ANNUALLY to have their names added to a Supplemental Mailing List in order to receive a copy of the issuer's annual financial statements and the corresponding Management Discussion and Analysis of those statements ("MD&A"), the interim financial statements and MD&A for the interim financial statements, or both.

These documents are also available electronically on the SEDAR website at www.sedar.com

If you wish to receive printed copies of these materials, please complete this form and either fax it to the Company at (604) 684-0526 or mail it to:

Current Technology Corporation/
Corporation Technologie Au Courant

Suite 1430 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

  I want to receive ONLY the audited financial statements and the annual Management Discussion and Analysis

  I want to receive ONLY the interim financial statements and the interim Management Discussion and Analysis

  I want to receive BOTH the audited and interim financial statements and the corresponding Management Discussion and Analysis

NAME:

__________________________________________________________

ADDRESS:

__________________________________________________________

__________________________________________________________

POSTAL CODE:

__________________

I confirm that I am a shareholder of the Company.

SIGNATURE OF
SHAREHOLDER:

________________________________  DATE:______________